The Tower at Peabody Place
100 Peabody Place, Suite 900
Memphis, TN  38103-3672
(901) 543-5900

January 7, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Mail Stop 4720
Washington, D.C. 20549
Attention: Mr. Christian T. Sandoe

Re:	Business Development Corporation of America File Nos. 333-166636 and 814-00821

Dear Mr. Sandoe:

On behalf of Business Development Corporation of America (the “Fund”) and in response to comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 5, 2011 via teleconference relating to the Fund’s Registration Statement on Form N-2 (File No. 333-166636) and the Fund’s response to the Staff’s prior comments, as set forth in the Fund’s response letter dated December 23, 2010 (“Prior Letter”), we submit this letter containing the Fund’s responses to the Staff’s follow-up comments. For your convenience, we have set forth below the Staff’s comment followed by the Fund’s response in bold.

COMMENTS AND RESPONSES

Comment 1:   We acknowledge the Fund’s response to comment #5 in the Prior Letter; however, the response did not resolve the Staff’s concern regarding illiquidity of the shares.  Please add disclosure to the 5th paragraph on the cover page regarding the following: (i) the shares are illiquid and it will be unlikely that an investor can resell the shares, (ii) if the investor finds a buyer, the investor will incur a loss upon resale of the shares, and (iii) because any repurchase program will be limited, an investor will not be able to obtain liquidity in their investment prior to a liquidity event, which is not likely to occur until, at a minimum, 5-7 years after completion of the offering stage or may not occur at all, and that an investor may not have access to the cash investment for at least five years.

Christian T. Sandoe

Response:   In response to the Staff’s comment, the Fund proposes to replace the language in the 5th paragraph on the cover page with the following language:

“We do not intend to list the shares on an exchange during the offering period, and we do not expect a secondary market in the shares to develop in the near future. Therefore, if you purchase shares you will likely have limited ability to sell your shares regardless of how we perform. If you are able to sell your shares, you will likely receive less than your purchase price. We may explore a potential liquidity event between five and seven years following the completion of our offering stage. However, there can be no assurance that we will complete a liquidity event within such time or at all. To provide limited, interim liquidity to our stockholders, our board of directors may implement a share repurchase program, but only a limited number of shares will be eligible for repurchase by us. This will be the only method available to our stockholders to obtain liquidity that we will offer prior to a liquidity event; therefore, you should consider that you may not have access to your cash investment for at least five years.  See “Share Repurchase Program” and “Liquidity Strategy.”

Comment 2:   Please include similar disclosure requested in Comment #1 above to the signature page in the subscription agreement for the Fund.

Response:   In response to the Staff’s comment, the Fund proposes to add the same disclosure from response #1 above to the signature page in the subscription agreement for the Fund.

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Please direct any further questions or comments concerning this response letter to the undersigned at (901) 543-5918 or John A. Good at (901) 543-5901.

Sincerely,